                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 12)*


                             WESTPOINT STEVENS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    919610 5
                                    919630 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                       Holcombe T. Green, Jr., HTG Corp.,
   3475 Piedmont Road, N.E., Suite 1600, Atlanta, Georgia 30305 (404) 261-1187
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               September 28, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                         (Continued on following pages)
                               (Page 1 of 8 Pages)

CUSIP NO.      919610 5, 919630 3                                             PAGE     2      OF     8      PAGES
          ---------------------------                                              ----------    ----------

----------------------------------------------------------------------------------------------------------------------------
 1         NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              WPS Investors, L.P.

----------------------------------------------------------------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)              (a) [X] (b)  [ ]

----------------------------------------------------------------------------------------------------------------------------
 3         SEC USE ONLY


----------------------------------------------------------------------------------------------------------------------------
 4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

              NA

----------------------------------------------------------------------------------------------------------------------------
 5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)         [ ]

----------------------------------------------------------------------------------------------------------------------------
 6         CITIZENSHIP OR PLACE OF ORGANIZATION

              Georgia
----------------------------------------------------------------------------------------------------------------------------
     NUMBER OF         7        SOLE VOTING POWER
      SHARES
   BENEFICIALLY                    0
     OWNED BY
       EACH
     REPORTING
      PERSON
       WITH
                     -------------------------------------------------------------------------------------------------------
                      8         SHARED VOTING POWER

                                   3,096,662
                     -------------------------------------------------------------------------------------------------------
                      9         SOLE DISPOSITIVE POWER

                                   0
                     -------------------------------------------------------------------------------------------------------
                     10         SHARED DISPOSITIVE POWER

                                   3,096,662
----------------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,096,662
----------------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)[X]
----------------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.25%
----------------------------------------------------------------------------------------------------------------------------
           TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
              PN
============================================================================================================================


CUSIP NO.      919610 5, 919630 3                                             PAGE     3      OF     8        PAGES
          ---------------------------                                              ----------    ------------

----------------------------------------------------------------------------------------------------------------------------
 1         NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              HTG Corp.

----------------------------------------------------------------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                 (a) [X] (b)  [ ]

----------------------------------------------------------------------------------------------------------------------------
 3         SEC USE ONLY


----------------------------------------------------------------------------------------------------------------------------
 4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

              OO
----------------------------------------------------------------------------------------------------------------------------
 5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)   [ ]

----------------------------------------------------------------------------------------------------------------------------
 6         CITIZENSHIP OR PLACE OF ORGANIZATION

              Georgia
----------------------------------------------------------------------------------------------------------------------------
     NUMBER OF         7        SOLE VOTING POWER
      SHARES
   BENEFICIALLY                    0
     OWNED BY
       EACH
     REPORTING
      PERSON
       WITH
                     -------------------------------------------------------------------------------------------------------
                      8         SHARED VOTING POWER

                                   4,202,867
                     -------------------------------------------------------------------------------------------------------
                      9         SOLE DISPOSITIVE POWER

                                   0
                     -------------------------------------------------------------------------------------------------------
                     10         SHARED DISPOSITIVE POWER

                                   4,202,867
----------------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,202,867
----------------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)|X|
----------------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              8.48%
----------------------------------------------------------------------------------------------------------------------------
           TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
              CO
============================================================================================================================

CUSIP NO.      919610 5, 919630 3                                             PAGE     4     OF       8      PAGES
          ---------------------------                                              ---------    ------------

----------------------------------------------------------------------------------------------------------------------------
 1         NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Holcombe T. Green, Jr.

----------------------------------------------------------------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)            (a) [X] (b)  [ ]

----------------------------------------------------------------------------------------------------------------------------
 3         SEC USE ONLY


----------------------------------------------------------------------------------------------------------------------------
 4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

              OO
----------------------------------------------------------------------------------------------------------------------------
 5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)   [ ]

----------------------------------------------------------------------------------------------------------------------------
 6         CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
----------------------------------------------------------------------------------------------------------------------------
     NUMBER OF         7        SOLE VOTING POWER
      SHARES
   BENEFICIALLY                    2,261,247
     OWNED BY
       EACH
     REPORTING
      PERSON
       WITH
                     -------------------------------------------------------------------------------------------------------
                      8         SHARED VOTING POWER

                                   4,202,867

                     -------------------------------------------------------------------------------------------------------

                      9         SOLE DISPOSITIVE POWER

                                   2,261,247
                     -------------------------------------------------------------------------------------------------------

                      10        SHARED DISPOSITIVE POWER

                                   4,435,367

----------------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              6,696,614
----------------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)[X]

----------------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (SEE INSTRUCTIONS)

              13.51%
----------------------------------------------------------------------------------------------------------------------------
           TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
              IN
============================================================================================================================

                                AMENDMENT NO. 12
                                TO SCHEDULE 13-D

         This Amendment No. 12 amends the indicated items of the statement on
Schedule 13D, as amended, relating to the Common Stock, $.01 par value ("Shares"), of WestPoint Stevens Inc., a Delaware corporation, filed on behalf of WPS Investors, L.P. ("WPS"), a Georgia limited partnership; HTG Corp., a Georgia corporation which is the sole general partner of WPS; and Holcombe T. Green, Jr., the President and sole director and shareholder of HTG Corp., as indicated below.


Item 5.    Interest in Securities of the Issuer.

         Item 5(a) is hereby restated as follows:

         The Shares deemed to be beneficially owned by WPS exclude any Shares owned by any of the limited partners of WPS, with respect to which Shares WPS has neither voting nor dispositive power and as to which WPS disclaims beneficial ownership. HTG Corp., as the general partner of WPS, and Mr. Holcombe
T. Green, Jr., as the sole director and shareholder and President of HTG Corp., may be deemed to be beneficial owners of all Shares beneficially owned by WPS, which constitute an aggregate of 3,096,662 Shares, or approximately 6.25% of the Shares outstanding on August 3, 2001. In addition, HTG Corp. may be deemed to be the beneficial owner of the Shares held by the following entities, of which it is a general partner: (i) 325,000 Shares held by Green & Company, L.P., a limited partnership, and (ii) 781,205 shares held by Green Capital IV, L.P., a limited partnership, as well as the 3,096,662 Shares held by WPS, constituting an aggregate of 4,202,867 Shares, or approximately 8.48% of the Shares outstanding on August 3, 2001. In addition, Mr. Green, as sole director and shareholder and President of HTG Corp., may be deemed beneficial owner of all Shares beneficially owned by HTG Corp., an aggregate of 4,202,867 Shares, as well as 1,651,247 Shares he owns directly, 610,000 Shares subject to presently exercisable options, and 232,500 Shares held by Hall Family Investments, L.P., a limited partnership of which Mr. Green's wife is a general partner and with respect to which he has dispositive power. As a result, Mr. Green may be deemed to be the beneficial owner of all of the foregoing Shares, constituting an aggregate of 6,696,614 Shares, or approximately 13.51% of the Shares outstanding as of August 3, 2001.

         Item 5(b) is hereby restated as follows:

         WPS has shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 3,096,662 Shares owned directly by WPS. Since HTG Corp. is the general partner of WPS, Green & Company, L.P. and Green Capital IV, L.P., HTG Corp. is deemed to have shared voting and dispositive power with respect to 3,096,662 Shares owned by WPS as well as 325,000 Shares owned by Green & Company, L.P. and 781,205 Shares owned by Green Capital IV, L.P., an aggregate of 4,202,867 Shares. As the President of HTG Corp., Mr. Green is deemed to have shared voting and dispositive power with respect to all 4,202,867 Shares as to which HTG Corp. has beneficial ownership, as well as shared dispositive power with respect to 232,500 Shares owned by Hall Family, which constitute an aggregate of 4,435,367 Shares, and sole voting and dispositive power with respect to 1,651,247 Shares he owns directly and 610,000 Shares subject to presently exercisable options, or an aggregate of 2,261,247 Shares.

         Items 5(c) is hereby restated as follows:

         On September 28, 2001, 3,096,661 Shares, constituting a portion of the 6,193,323 Shares beneficially owned by WPS prior to September 28, 2001, were acquired by The Bank of New York for consideration of $1.84 per Share, which consideration was credited in partial satisfaction of WPS' obligations under that certain Amended and Restated Loan Agreement, dated February 26, 1997, as amended, originally filed as Exhibit (t) to Amendment No. 5 to the Schedule 13D filed by WPS on March 4, 1997.

         As of September 28, 2001, after closing of the transaction described hereinabove, WPS beneficially owned 3,096,662 shares.

Item 7.    Material to be Filed as Exhibits.

Exhibit 1         Joint Acquisition Statement pursuant to Rule 13d-1(k).

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 28, 2001


                                      /s/  HOLCOMBE T. GREEN, JR.
                                      ------------------------------
                                      Holcombe T. Green, Jr.,
                                      signing in the capacities and on behalf
                                      of each of the persons listed in
                                      Exhibit I hereto.

                                  EXHIBIT INDEX

Exhibit           Description
-------           -----------

1                 Joint Acquisition Statement.

                                                                       EXHIBIT 1

                           JOINT ACQUISITION STATEMENT
                            PURSUANT TO RULE 13D-1(K)

         The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


Dated:  September 28, 2001


                                     /s/  HOLCOMBE T. GREEN, JR.
                                     ------------------------------
                                     Holcombe T. Green, Jr.,
                                     signing in the capacities and on behalf of
                                     each of the persons listed in
                                     Exhibit I hereto.

                                   SCHEDULE I



WPS INVESTORS, L.P.
By:      HTG Corp.
         General Partner

         By:      Holcombe T. Green, Jr.
                  President


HTG CORP.
By:      Holcombe T. Green, Jr.
         President


HOLCOMBE T. GREEN, JR.
Individually